Sullivan & Worcester LLP                     T 202 775 1200
  1666 K Street, NW                            F 202 293 2275
  Washington, DC 20006                         www.sandw.com


                                                April 6, 2010


VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:  Ms. Alison White

                  Re:      Met Investors Series Trust
                           Post-Effective Amendment No. 33
                           to the Registration Statement
                           SEC File Nos. 333-48456, 811-10183


Dear Ms. White:

         On behalf of Met Investors Series Trust (the "Registrant"), this letter supplements our April 2, 2010 letter to you responding to certain oral comments delivered on March 16, 2010 with respect to Post-Effective Amendment No. 33 to the Registrant's Registration Statement on Form N-1A (the "Registration Statement") filed pursuant to Rule 485(a) under the Securities Act of 1933 on February 9, 2010.

General Comment

1.   Comment: Please include the tax disclosure required by Item 7 of Form N-1A.

     Response: The Registrant has added the following statement under the newly-added heading "Tax Information" in the portfolio summary section of each of its series' prospectuses: "For information regarding the tax consequences of Contract ownership, please see the prospectus for the relevant Contract."

                                      * * *


The Registrant acknowledges that:

     1. it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

     2. staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

     3. the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

                                     * * *


     If you have any questions, please feel free to call me at (202) 775-1205.

                                                 Very truly yours,

                                                 /s/ Robert N. Hickey
                                                 -----------------------------
                                                 Robert N. Hickey

cc:  John Connolly, Esq.
     Michael Lawlor, Esq.